OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Atmos Home Inc.

13761 Weatherstone Dr.
Spring Hill, FL 34609

http://atmoshome.tech/

2857 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 305,714 shares of common stock ($1,069,999)

Minimum 2,857 shares of common stock ($9,999.50)

Company	Atmos Home Inc.
Corporate Address	13761 Weatherstone Dr., Spring Hill, FL 34609
Description of Business	Atmos designs and manufactures smart home control systems.
Type of Security Offered	Common Stock (the "Shares", or the "Securities")
Purchase Price of Security Offered	$3.50
Minimum Investment Amount (per investor)	$245.00

Perks

$245 — If you invest $245, you will receive a 10% discount on a purchase of up to $500 on our website once we have opened up pre-orders.

$1,000 — If you invest $1,000, you will receive 1 Atmos smart home control system from the first batch of pre-orders.

$5,000 — If you invest $5,000, you will receive 1 Atmos smart home control system Beta Edition prior to the shipment of standard pre-orders. You will also receive access to the closed beta testing group.

$10,000 — If you invest $10,000, you will receive all perks from the $5,000 level, plus an Atmos Home shop tour and dinner with the founders (travel and lodging not included).

$50,000 — If you invest $50,000, you will receive all perks from the $10,000 level, plus a custom smart home configuration and installation by Atmos Home (up to $5000 in equipment).

**All perks occur after the offering is completed.*

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Atmos is a technology hardware developer and manufacturer in the smart or connected home technology industry. Atmos designs hardware and software to create advanced home automation control systems. We've developed intelligent voice/speech recognition technology, along with a powerful operating system, and integrated multiple communication standards to make the Atmos home control system compatible with most connected home devices.

Sales, Supply Chain, & Customer Base

Initial "Go-to-market" will be accomplished via a product pre-sales campaign, as has become common in the tech hardware industry. Post-launch product sales will be accomplished through online marketplaces such as Amazon, as well as through smart-home focused retailers such as Best Buy, Target, and Lowes. Supply chain will be a combination of traditional electronic component suppliers and subcontract manufacturers for some modules. Atmos' initial customer base will be those looking to upgrade their home to a smart home, and those frustrated with the lack of control options for their connected devices.

Competition

Amazon / Google / Apple The Amazon Echo, Google Home, and upcoming Apple HomePod are voice activated virtual assistants and smart home controllers. These products cannot control a large majority of smart home devices as they do not include major control standards. SmartThings SmartThings builds an array of smart home devices controllable from a central smartphone app. While their product line does support several protocols, a great deal of customization and know-how is required by the end user.

Liabilities and Litigation

Atmos does not currently carry an significant liabilities and is involved in no litigation at this time.

The team

Officers and directors

Mark Lyle	CEO / CTO / Director
Chris Ladwig	Chief Design Officer / Director

Mark Lyle
Mark is a serial entrepreneur and has been a part of the electronics design and manufacturing industry for over 20 years as a leading software and automation engineer. Mark previously co-founded Universal Microwave Corp. which was later acquired by Radio Frequency Micro Devices/Qorvo(Nasdaq: QRVO) in 2008 for $25M. Mark has developed devices such as factory automation robotics all the way to guidance system components for NASA. While at Universal, Mark led the electronics manufacturer from inception up to 20K devices per week at the time of acquisition. Mark served as CTO of Fuse Mobile Apps, a mobile smartphone and tablet applications software developer, from January 2014 until August 2015. Mark also served as CTO of Fuse Automation Corp., a hardware and software development consulting firm, from August 2015 until June 2017.

Chris Ladwig
Chris is an award-winning Art Director and Product Designer with a focus on branding and packaging, and has had his work featured in some of the top design publications. He's won multiple local, regional and even a few national awards in the American Advertising Federation. His work for Sonny's BBQ has recently been listed on Rebrand's 100 for 2016 and he was recognized as Art Director of the Year in the 2017 American Advertising Awards. Chris served as Art Director at Fry Hammond Barr, a full service digital and traditional advertising agency, from August 2014 until March 2015. Chris also served as Senior Creative at Purple, Rock, Scissors, a digital marketing agency, from March 2015 until July 2015. Chris also served as Senior Art Director at Push, a full service advertising agency, from July 2015 until April 2017.

Number of Employees: 2

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Technology Adoption** The market for smart home products is growing rapidly, but if demand for the company's product fails to develop sufficiently, we may be unable to generate enough revenues to achieve and sustain profitability.
- **Competition** We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our

technology or products obsolete or that the product developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

- **Key Personnel** The success of the business is heavily dependent on the work and leadership of our key management personnel, specifically Mark Lyle, the inventor of our technology, and Chris Ladwig, Chief Designer. If either of these individuals were to leave the company, it would be difficult to replace them, and the business would be harmed. We will also need to retain additional highly skilled personnel if we are to achieve effective growth. Our future success will depend upon our ability to identify, hire, develop, motivate, and retain these highly skilled individuals in all areas of our organization. Competition in our industry for qualified employees is intense, and we anticipate that some of our competitors may attempt to hire our employees and officers, all of whom are at-will employees and not parties to employment agreements with the company.
- **Product Development** We are currently in the research and development phase and have not yet manufactured a customer-ready prototype of our product. Delays or cost overruns in the development of our product and failure of the product to meet our technical requirements may be caused by, among other things, unanticipated technological challenges, difficulties in manufacturing, changes to the design, and regulatory hurdles. Any of these events could adversely affect our operating performance and results of operations.
- **Production and Regulatory Compliance** We face significant barriers as we attempt to produce our product, including regulatory and compliance barriers. We do not yet have a fully-fully functional product prototype, and do not have a final design, a manufacturing facility, or manufacturing processes. We will need to contract with manufacturers with excess capacity to produce some of our components. We must successfully overcome these and potentially other design, manufacturing, and regulatory hurdles to be successful.
- **Subsequent Financing** The company may need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the company's common stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of the company's common stock. In addition, if the company needs to raise additional equity capital from the sale of common stock, institutional or other investors may negotiate terms at least as, and possibly more favorable than the terms of your investment, including the possibility of a lower purchase price.
- **Limited Transferability and Liquidity** Each investor agrees that it will acquire the company's common stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion, or other disposition of the company's common stock. No public market exists for the company's common stock an no market is expected to develop.
- **Management Discretion as to Use of Proceeds** The company's success will be

substantially dependent upon the discretion and judgment of our management team with respect to the application allocation of the proceeds of the offering. The use of proceeds described below is an estimate base on our current business plan. The company, however, may find it necessary to re-allocate portions of the net proceeds reserved from one category to another, and we will have broad discretion in doing so.

- **Forward Looking Information** Any projection or forward looking statements regarding our anticipated financial performance are hypothetical and are based on management's best estimate of the probable results of our operations, and have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.
- **Procurement of Parts and Materials** Putting new hardware into production always carries some element of risk, due to either manufacturing issues or procurement issues, and Atmos Home Inc. has made an effort to minimize this risk. Delay in obtaining required materials or components may adversely affect our production schedule, and impact revenue. The loss of a key vendor might require engineering redesign that would delay meeting our production and sales goals. In order to mitigate these risks, we have avoided use of proprietary or sole-sourced components wherever possible.
- **Performance and Reliability of Contractors** The company will rely on independent contractors for substantial parts of its production, so long-term success is contingent on the performance and reliability of these parties. The company will mitigate this risk through personal supervision of independent contractors to the greatest degree possible.
- **Marketing Campaign Risks** Our sales forecasts our contingent on the implementation of a successful marketing campaign to potential customers, and an effective PR campaign to raise the company profile. Competitors with a more established presence in the market will have a mind share advantage among potential customers that we will have to counter through advertising. The advertising campaign will stress the benefits of the superior design and technology incorporated in our products, to distinguish them from the traditional designs offered by competitors.
- **Expansion and Retention of Management Team** The successful completion of our production and marketing goals is contingent on the expansion of our management team, in particular with regard to manufacturing management and marketing management. Failure to acquire and retain these key personnel could adversely affect operations, and cause a delay in meeting our goals.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Mark Lyle, 85.0% ownership, Common Stock

Classes of securities

- Common Stock: 1,000,000

  Voting Rights.

  Holders of the company's common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

  Dividends.

  Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the board of directors from time to time based upon the results of our operations and our financial condition and any other factors that the board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

  Liquidation Rights.

  In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

  Absence of Other Rights or Assessments.

  Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and Florida Corporation Law, shares of our common stock will be fully paid and not liable to further calls or assessments by us.

What it means to be a Minority Holder

As a minority holder of common stock, you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-08-31.

Financial Condition

Results of Operation

The company has not yet generated any revenues and does not anticipate doing so until we have entered production of our Atmos Home Control System. The company's financial projections, based on a maximum capital raise of $106,998.50, indicate that we can operate the business for 6 months without revenue generation. Projections for 6 months of operation include estimated total capital expenditures of $18,000 which includes items such as research and development equipment and manufacturing equipment. Estimated operating expenses total approximately $80,000 for 6 months of operation and include items such as facility rent, marketing and promotion expenses, accounting and legal fees, and general operational expenses.

Financial Milestones

The company will spend a majority of the funds raised on continued research and development, marketing, and capital purchases related to the production of the Atmos Home Control System. Shipment of the first systems is targeted for April 2018, and production will continue to ramp into 2020. Assuming that the required operating capital is raised, the company is forecasting annual revenue of $2.3 million, $19.6 million, and $64.9 million for the first three full fiscal years of operation, based on a tentative production schedule that calls for the first Atmos Home Control Systems to enter production in March 2018. Projected sales of the Atmos Home Control System are 8,050 units in 2018, 37,000 units in 2019, and 118,000 units in 2020 at an average sale price of $249 per unit. Based on these sales projections, the company anticipates that it will achieve positive cash flow by the end of 2018. The companies' next financial milestones will be achieved with the launch of additional Atmos Home products currently in development, the Atmos Expand Smart Light Switch which the company is projecting will go into production in October 2018, and the Atmos Surround Smart Speaker which is forecasted to enter production in January 2019. Projected sales of the Atmos Expand Smart Light Switch are 2050 units in 2018, 41,000 units in 2019, and 137,000 units in 2020 at an average price of $129 per unit. Projected sales of the Atmos Surround Smart Speaker are 0 units in 2018, 28,000 units in 2019, and 103,000 units in 2020 at an average price of $159 per unit. The company is targeting the launch of Atmos Home products into retail distribution in Q3 2019. The company will also continue to invest in the development of additional products to further enhance the Atmos product line.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. We believe that if we raise the full amount we are seeking in this offering, we will be able to sustain the business for approximately 6 months. If we do not reach the full amount we are seeking in this offering, we will seek to raise additional capital on an expedited basis.

Indebtedness

The company does not have any material indebtedness.

Recent offerings of securities

None

Valuation

$3,500,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the board as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$9,999.50	$1,069,999
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$64,200
Professional Fees	$500	$10,500
Net Proceeds	$8,900	$995,300
Use of Net Proceeds:		
R& D & Production	$5,000	$634,000
Marketing	$2,000	$190,000
Working Capital	$1,900	$171,300
Total Use of Net Proceeds	$8,900	$995,300

We are seeking to raise a minimum of $9,999.50 (target amount) and up to $1,069,999.50 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $1,069,999, we believe the amount will last us 5 months and plan to use the net proceeds of approximately $995,300 over the course of that time. Marketing funds will be used to build brand awareness and generate pre-orders of our products through strategically placed advertisements and social media marketing efforts. R&D funds will be utilized to complete the hardware and software development of the Atmos Home Control products, and to obtain regulatory compliance certifications. Remaining working capital will provide for general overhead and administrative expenses.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website in the section labeled "Investors". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Atmos Home Inc.

[See attached]

ATMOS HOME INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AUGUST 31, 2017

STRASSMAN CONSULTING, LLC

2035 SUNSET LAKE ROAD, SUITE B-2

NEWARK, DE 19702

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Stockholders' of
Atmos Home Inc.

We have reviewed the accompanying statement of financial condition of Atmos Home Inc. (the Company") as of August 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Strassman Consulting, LLC
Hunter Strassman, CPA
March 5, 2018

Email: StrassmanConsultingLLC@gmail.com

Atmos Home Inc.
Index to Financial Statements
(unaudited)

ATMOS HOME INC.
BALANCE SHEET
AUGUST 31, 2017
(unaudited)

		August 31, 2017
Assets		
Current assets:		
Prepaid expenses	$	3,060
Equipment	$	5,000
Total current assets		8,060
Intangible assets, net		5,000
Total assets	$	13,060
Liabilities and Stockholders' Equity		
Commitments and contingencies		-
Stockholders' Equity		
Common stock, $0.0001 par, 5,000,000		
Shares authorized, 1,000,000 issued and outstanding	$	100
Paid-in capital		13,250
Accumulated deficit		(290)
Total stockholders' equity		13,060
Total liabilities and stockholders' equity	$	13,060

ATMOS HOME INC.
STATEMENT OF OPERATIONS
PERIOD FROM AUGUST 23, 2017 (INCEPTION) TO AUGUST 31, 2017
(unaudited)

Revenues	$	-
Operating expenses:		
General and administrative		290
Total operating expenses		290
Operating loss		(290)
Net loss	$	(290)

ATMOS HOME INC.
STATEMENT OF STOCKHOLDERS' EQUITY
PERIOD FROM AUGUST 23, 2017 (INCEPTION) TO AUGUST 31, 2017
(unaudited)

	Common Stock				Total
				Accumulated	Stockholders'
	Shares	Amount	Paid-in Capital	Deficit	Equity
August 23, 2017 (Inception)	-	-	-	-	-
Founders' shares and contributed capital	1,000,000	$100	$13,250	-	$13,350
Net loss				$(290)	$(290)
August 31, 2017	1,000,000	$100	$13,250	$(290)	$13,060

ATMOS HOME INC.
STATEMENT OF CASH FLOWS
PERIOD FROM AUGUST 23, 2017 (INCEPTION) TO AUGUST 31, 2017
(unaudited)

Cash Flows from Operating Activities		
Net loss	$	(290)
Adjustments to reconcile net loss to net cash used in operating activities:		
Prepaid expenses		(3,060)
Net cash used in operating activities		(3,350)
Cash Flows from Investing Activities		
Purchase of tangible assets		(5,000)
Purchase of intangible assets		(5,000)
Net cash used in investing activities		(10,000)
Cash Flows from Financing Activities		
Proceeds from capital contributions		13,350
Net cash provided by financing activities		13,350
Increase in cash and cash equivalents		-
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	-
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

ATMOS HOME INC.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

NOTE 1 – NATURE OF OPERATIONS

Atmos Home Inc. was formed on August 23, 2017 ("Inception") in the State of Florida. The financial statements of Atmos Home Inc. (which may be referred to as the "Company", "Atmos", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Atmos Home is a technology hardware developer and manufacturer in the smart or connected home technology industry. Atmos designs hardware and software to create advanced home automation control systems. We've developed intelligent voice/speech recognition technology, along with a powerful operating system, and integrated multiple communication standards to make the Atmos home control system compatible with most connected home devices.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of August 31, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to: technological changes in the Company's industry, and competition in our space. Adverse developments in these general business and economic conditions, including recession, downturn or otherwise, could have a material adverse effect on the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the manufacture and sale of Atmos home control systems when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. No revenues have been derived to date.

Income Taxes
The Company is taxed as a corporation. Accordingly, the Company applies Accounting Standards Codification ("ASC") 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company has chosen a fiscal year-end of December 31st. The accompanying financial statements do not provide a provision for income taxes and the related disclosures as the Company has not completed a taxable year. In addition, the Company expects to record a full valuation allowance on any deferred tax assets. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS' EQUITY

The Company has authorized 5,000,000 shares of common stock, no par value. As of 8/31/17, the company has currently issued 1,000,000 shares of common stock.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after August 31, 2017 through September 5, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Atmos is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.



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Atmos

The Future of the Smart Home

Small OPO · Spring Hill, FL · Technology · Accepting International Investment

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Atmos - Smart Home 2.0

Complete Smart Home Control System

The smart home is not a new concept. We've seen TV shows and movies for years that have teased the concept of intelligent homes that can communicate and interact with us, but we're not there yet. A variety of connected devices have been introduced into our homes for the last several years, but there continues to be a common problem.

Smartphone Control Isn't Smart
"No more of this 'smartphone control makes everything super amazing' nonsense." -Slashgear

Most smart home device makers flaunt smartphone control because it sounds futuristic and convenient. The truth is that unlocking your phone, waiting for apps to open, and navigating everything on one small screen is a cumbersome way to turn on your lights or adjust the temperature.

Atmos Smart Home Control
The Atmos Smart Home Control System is a next-generation smart home device that brings the control of all your connected devices together. It's the smartest, easiest way to control your home with simple voice commands and touchscreen navigation, using the sleek, high-definition interface.

Atmos has been in development for almost 2 years, and now with your help, we're ready to launch into production and smart homes everywhere. We're seeking your investment to help us make Atmos the future of the smart home!

Investment
$3.5/share of Common Stock | When you invest you are betting the company's future value will exceed $4.5M.

Perks
$245 — If you invest $245, you will receive a 10% discount on a purchase of up to $500 on our website once we have opened up pre-orders.
$1,000 — If you invest $1,000, you will receive 1 Atmos smart home control system from the first batch of pre-orders.
$5,000 — If you invest $5,000, you will receive 1 Atmos smart home control system Beta Edition prior to the shipment of standard pre-orders. You will also receive access to the closed beta testing group.
$10,000 — If you invest $10,000, you will receive all perks from the $5,000 level, plus an Atmos Home shop tour and dinner with the founders (travel and lodging not included).
$50,000 — If you invest $50,000, you will receive all perks from the $10,000 level, plus a custom smart home configuration and installation by Atmos Home (up to $5000 in equipment).
**All perks occur after the offering is completed.*

The Connected Home



Smart Air Conditioner
Lighting Control System
Energy Management
Appliance Control
Smart Thermostat
Security Camera
Smart Bathroom Appliance
Smart Door Lock
Garage Door Opener

What Is the Internet of Things?

Simply put, this is the concept of basically connecting any device with an on and off switch to the Internet (and/or to each other). This includes everything from cellphones, coffee makers, washing machines, headphones, lamps, wearable devices and almost anything else you can think of. The analyst firm Gartner says that by 2020 there will be over 26 billion connected devices... that's a lot of connections. The IoT is a giant network of connected "things" (which also includes people).

How Does This Affect Me?

The new rule for the future is going to be, "Anything that can be connected, will be connected." But why on earth would you want so many connected devices talking to each other? Imagine this scenario: You wake up in the morning, your smart home senses that you've gotten out of bed, so it starts the coffee maker, adjusts the climate control to your preferred temperature, turns on the news, and wakes the kids. Sound like science fiction? Not anymore.

The Smart Home Market is Exploding

The Market

- The smart home market is expected to be valued at USD 137.91 Billion by 2023, growing at a CAGR of 13.61% between 2017 and 2023. - Markets and Markets
- Business Insider Intelligence (BII) estimates that there will be a total of 23.4 billion IoT devices connected by 2019.
- Growth in the number of installed IoT technologies is projected to exceed that of personal computers by a factor of ten over the next four years, increasing from roughly 4.3 billion in 2015 to 23.4 billion by the end of 2019. - BI Intelligence
- Cisco analysts estimate that IoT will create $14.4 trillion in net profit between 2013 and 2022.
- General Electric projects that industrial IoT technologies could add about $15 trillion to global GDP by 2030
- IDC estimates that the IoT market would grow at a compound annual growth rate of 7.9 percent to reach $8.9 trillion by 2020.



Global Connected Devices
actual | projected
Number of devices in use globally (in billions)
cars
wearables
TVs
Internet of Things
tablets
smartphones
PCs
2010
2011
2012
2013
2014
2015E
2016E
2017E
2018E
2019E

Source: John Greenough, "The Internet of Everything 2015," *Business Insider Intelligence*. Produced by Adam Thierer and Andrea Castillo, Mercatus Center at George Mason University, 2015.



Internet of Things to Hit the Mainstream by 2020
Estimated number of smart connected things in use worldwide, by category
Automotive
Consumer
Business
3.03b
3.75b
4.88b
25.01b
2013
2014
2015
2020
@StatistaCharts Source: Gartner
statista

The Industry

- Google acquires Nest (smart thermostats) for $3.2B*
- Samsung acquires SmartThings (smart home hubs) for $200M**
- Google Nest acquires Dropcam (smart cameras) for $555M***

* Forbes
** USA Today
*** Techcrunch

The Problem

> “The issue with the Internet of Things (IoT) and the connected home is that they’re not even remotely connected. At least not seamlessly. Thanks to competing protocols and manufacturers building closed ecosystems, you need a new app every time you add something ‘connected’ to your house...”
>
> – engadget

Most Connected Devices Don't Speak the Same Language

BI Intelligence cites technological fragmentation as the largest challenge facing today's smart home industry. “Currently, there are many networks, standards, and devices being used to connect the smart home, creating interoperability problems and making it confusing for the consumer to set up and control multiple devices.” - BI Intelligence

What does this mean? It means that most smart home devices don't communicate using the same protocols or language. Some devices use Wi-Fi, some Bluetooth, and many utilize established home automation standards such as Zigbee and Z-Wave. Older devices might even use radio frequency or infrared. To make many of these devices smartphone compatible requires adding 3rd party hardware and complexity to your connected home.



WiFi
Bluetooth
Proprietary
zigbee
ZWAVE

Smartphone Control Is Not the Answer

With the number of connected devices in our homes skyrocketing the challenge is becoming how to control them all conveniently. Most connected device makers have chosen the smartphone as their preferred method of controlling their devices. With each connected device having it’s own app, a smart home with more than one or two connected devices has become extremely unintuitive to interact with. Unlocking your phone, waiting for the connected device apps to open, and navigating everything on one small screen is a cumbersome way to turn on your lights or adjust the temperature.



LED Light Bulbs
Music
Climate Control
Smart Outlets
Door Locks
Smart Light Switches
Cameras
Sensors
Doorbell
Extras
Voice Memos
FaceTime
Podcasts
Nest
hue
Sonos
WeMo
August
Dropcam
SmartThings
Insteon
Ring
Etc.

Atmos Smart Home Control



Lights
Blinds
Oven
TV

Atmos Unifies the Control of all Your Devices

Voice Control


"Atmos, turn on the lights"

Tell Atmos to turn on the kitchen lights or even queue up your favorite Spotify playlist. Control all of your devices effortlessly using just your voice.

Video



So many of our connected devices today incorporate video, whether it's a baby monitor or security camera, Atmos gives you convenient access to these devices, without having to use your smart phone.

Connectivity



Atmos is compatible with most major brands of home automation products out of the box and we're adding more every day. Philips Hue, Belkin WeMo, Nest, Sonos, Spotify, and DirecTV, just to name a few.

Compatible With...Everything

Atmos simplifies the smart home by unifying the control of all its connected devices. With all of the major smart home communication standards built in, Atmos can control virtually anything:

SmartThings nest SONOS somfy

myQ FIBARO logitech Harmony wemo IFTTT

INSTEON LIFX LightwaveRF hue Vera Smarter Home Control

LUTRON microBees CHAMBERLAIN wink

Spotify UBER lyft tv Roku

DIRECTV dish HomeSeer amazon fireTV

What Can I Do With Atmos?


• Adjust Climate Control
• Control Entertainment Devices
• Adjust Smart Lighting

- Enjoy your favorite playlist with Spotify and Sonos, or any other Bluetooth connected speaker.
- Get on-screen notifications when a sensor, or security camera is triggered.
- Order a ride from Uber or Lyft.

- Find the perfect recipe from over 350,000 then have Atmos read it to you so you can do the cooking.
- The perfect personal assistant - ask Atmos anything and get the answer.
- Video chat with the intercom feature from room-to-room or with friends or family outside the house through the Atmos mobile app.
- Browse menus and order food to your door.


• Control Smart Appliances
• Make Recipe From Library
• Intercom Kids For Dinner


• Lock Up The House
• Check On The Baby
• Start The Coffee Maker

- Start the coffee maker, preheat the oven, and turn on the TV for the kids with one touch when you wake up.
- Keep an eye on the baby through your video baby monitor while you're keeping up with your daily tasks.
- Lock the doors, turn off or dim the lights, and lower your window shades with a single command when you go to bed.

Specifications


atmos
Bead-blast finished machined aluminum chassis
Front Intercom Camera
HD Touchscreen Display
Far-field microphone array
Quad Speaker Modules
4.38 inches 111 mm
0.36 inches 9.1 mm
7.05 inches 179 mm
10:47 PM
73°
72°
Fan: Auto
Wednesday, August 23
74 ° Cloudy
↑ 87° ↓ 72°
Connectivity
Wi-Fi (802.11 b/g/n)
Bluetooth and BLE 4.1
Zigbee
Z-Wave
Infrared
Tech
Quad-Core Processor
1GB RAM
HD IPS Capacitive Touch Display
Proximity Sensor
Ambient Light Sensor

Products Under Development


11:04 AM
76°
Sunny
48%

Atmos Expand Smart Light Switch

The Atmos Expand Smart Switch instantly adds smart lighting control to your home without the need to replace your existing bulbs. Once installed, just swipe up or down on the touchscreen to adjust your current lighting levels. The Atmos Expand Smart Switch also integrates with your Atmos Smart Home Control system, bringing the core Atmos functions to each room with an Atmos smart switch. Utilize full voice control functionality as well as the main features of the Atmos Smart Home Control user interface.

The Atmos Expand Smart Switch also solves another major problem. Many smart lighting systems cease to operate when no Wi-Fi signal is present. Atmos has solved this problem by developing a proprietary interface between the main Atmos Smart Home Control and Atmos Expand Smart Switches that do not require Wi-Fi or any other wireless standard. Your smart lighting has never been so reliable.

Atmos Surround Smart Speaker

Bring voice control and amazing sound performance to every room with the Atmos Surround Smart Speaker. Unlike other smart speakers, the Atmos Surround is deeply integrated with the Atmos Smart Home Control System. Use voice commands to utilize any of your Atmos connected smart devices such as lights and climate control or start your favorite playlist hands free. We've integrated a high definition touchscreen into the top surface of the Atmos Surround for precise control of your music or other smart home device controls. Sync multiple Atmos Surrounds together for a whole home sound experience like no other.

Designed from the ground up for premium sound performance and to be the perfect complement to your Atmos Smart Home Control System.



What People are Saying


"I think this all-in-one interface is a great idea and will be a huge hit!"
- Brian M.
"Brilliant idea"
- Sean H (UK)
"A really interesting product with exciting possibilities."
- Jason L (New Zealand)
"I'm super excited to hear that it is compatible with Insteon."
- Sterling
"I agree that actually interfacing with smart devices is one of the biggest hurdles with the maiden smart home."
- Chris R.
"This Looks amazing. My customers would love this."
- Eamonn (Ireland)
"TAKE MY MONEY NOW!"
- Jason B.

Path to Production



Development

The Atmos Home Control System has been in development for almost 2 years. In that time we've developed the hardware, software, firmware, mechanical, and various other aspects of the products. We've completed multiple functional prototypes, and now, with your help, we're ready to launch Atmos Home products into manufacturing.

Manufacturing

The Atmos team has taken hundreds of products from prototype to full-scale production, in some cases manufacturing tens of thousands of devices per week. We have vast experience in Design for Manufacturability, supply chain management and procurement, quality control, and full manufacturing facility design.

Financial Projections


atmos
Revenue and Earnings Forecast
USD
60M
50M
40M
30M
20M
10M
0
2018
2019
2020
Gross Margin %
75
70
65
60
55
50
45
40
35
Revenue
Earnings
Gross Margin


atmos
Projected Sales Volume by Product
Units
140k
120k
100k
80k
60k
40k
20k
0
2018
2019
2020
Atmos Smart Home Control
Atmos Expand Smart Switch
Atmos Surround Smart Speaker

Early 2016

Atmos Concept is Born

While integrating his own smart home system founder Mark Lyle becomes frustrated that none of his connected devices work together.

Q3 2016



Initial Concept Design and 3D Modeling

Mechanical prototyping begins. 3D printing and testing of first mechanical prototypes.

Q4 2016



Begin Interfacing With Smart Devices

Developing software and hardware interfaces to multiple smart home devices.

Q4 2016


UX
&
UI

User Interface Development Begins

Begin sketching and prototyping of User Interface/User Experience concepts.

Q1 2017



v0.5 Hardware / Firmware / Software Revision

Atmos electronic hardware, embedded firmware, and user interface software reaches MVP stage.

Q2 2017



2000 Potential Customers Registered

Over 2000 potential customers have now registered on the Atmos website.

Q3 2017

Launching on StartEngine

Raising capital to complete product testing, certifications, and launch full-scale manufacturing.

Q4 2017


atmos
72°

Begin Accepting Pre-Orders

5000 Atmos Home Control systems will be made available for pre-order. (ANTICIPATED)

Q1 2018

Achieve Regulatory Certification

Apply for and obtain U.S. and European electrical and wireless regulatory certifications (UL, CE, FCC, etc.) (ANTICIPATED)

Q2 2018



Begin Production

Begin mass production of the Atmos Smart Home control system and accessories. (ANTICIPATED)

Meet Our Team





Mark Lyle

CEO / CTO / Director

Mark is a serial entrepreneur and has been a part of the electronics design and manufacturing industry for over 20 years as a leading software and automation engineer. Mark previously co-founded Universal Microwave Corp. which was later acquired by Radio Frequency Micro Devices/Qorvo(Nasdaq: QRVO) in 2008 for $25M. Mark has developed devices such as factory automation robotics all the way to guidance system components for NASA. While at Universal, Mark led the electronics manufacturer from inception up to 20K devices per week at the time of acquisition. Mark served as CTO of Fuse Mobile Apps, a mobile smartphone and tablet applications software developer, from January 2014 until August 2015. Mark also served as CTO of Fuse Automation Corp., a hardware and software development consulting firm, from August 2015 until June 2017.

Chris Ladwig

Chief Design Officer / Director

Chris is an award-winning Art Director and Product Designer with a focus on branding and packaging, and has had his work featured in some of the top design publications. He's won multiple local, regional and even a few national awards in the American Advertising Federation. His work for Sonny's BBQ has recently been listed on Rebrand's 100 for 2016 and he was recognized as Art Director of the Year in the 2017 American Advertising Awards. Chris served as Art Director at Fry Hammond Barr, a full service digital and traditional advertising agency, from August 2014 until March 2015. Chris also served as Senior Creative at Purple, Rock, Scissors, a digital marketing agency, from March 2015 until July 2015. Chris also served as Senior Art Director at Push, a full service advertising agency, from July 2015 until April 2017.

Offering Summary

Maximum 305,714 shares of common stock ($1,069,999)

Minimum 2,857 shares of common stock ($9,999.50)

Company	Atmos Home Inc.
Corporate Address	13761 Weatherstone Dr., Spring Hill, FL 34609
Description of Business	Atmos designs and manufactures smart home control systems.
Type of Security Offered	Common Stock (the "Shares", or the "Securities")
Purchase Price of Security Offered	$3.50
Minimum Investment Amount (per investor)	$245.00

Perks

$245 — If you invest $245, you will receive a 10% discount on a purchase of up to $500 on our website once we have opened up pre-orders.

$1,000 — If you invest $1,000, you will receive 1 Atmos smart home control system from the first batch of pre-orders.

$5,000 — If you invest $5,000, you will receive 1 Atmos smart home control system Beta Edition prior to the shipment of standard pre-orders. You will also receive access to the closed beta testing group.

$10,000 — If you invest $10,000, you will receive all perks from the $5,000 level, plus an Atmos Home shop tour and dinner with the founders (travel and lodging not included).

$50,000 — If you invest $50,000, you will receive all perks from the $10,000 level, plus a custom smart home configuration and installation by Atmos Home (up to $5000 in equipment).

**All perks occur after the offering is completed.*

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Atmos Passes $100K in Funding

15 days ago

We would like to take this opportunity to offer our heartfelt thanks to those who have believed in our mission and chosen to invest in Atmos. Thank you!

It appears that our timing could not be better as more and more smart home device makers continue to be acquired for massive sums. Yesterday it was announced that Ring, the smart doorbell manufacturer, was acquired by Amazon for over $1 Billion:

https://www.marketwatch.com/story/amazon-buys-smart-doorbell-maker-ring-in-deal-valued-at-more-than-1-billion-2018-02-27

We look forward to more of you joining us on our journey to become the next great smart home company!

Best,

The Atmos Team

Notice of Funds Disbursement

22 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Atmos has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Atmos be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Atmos Gets Exclusive Feature in ZDNet

about 1 month ago

More exciting news here at Atmos as we get closer to opening for preorders - Atmos CEO Mark Lyle was interviewed for an exclusive ZDNet article featuring the Atmos Smart Home Control System:

http://www.zdnet.com/article/smart-homes-biggest-problem-has-two-man-startup-atmos-solved-it/

Also, we've now reached over 780% of our initial funding goal! We're excited to welcome all of our new investors and look forward to welcoming many more of you soon.

Best,

The Atmos Team

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Atmos has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Atmos be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Atmos Featured in Major Media Digital Trends

about 1 month ago

It's been a busy week at Atmos Home. Aside from the rapid development progress we're making on our product line, Atmos Home was featured on the major technology news site Digital Trends today:

https://www.digitaltrends.com/home/atmos-smart-home-control-system/

We're also excited to have several new investors on board this week, and we look forward to more of you joining us very soon!

Cheers,

The Atmos Team

Atmos Home Now Over 700% Funded

about 2 months ago

We would like to take a moment to thank our earliest investors and backers as we come off the most successful 2 weeks of our StartEngine campaign - Atmos Home has now surpassed 700% of our initial funding goal! There's still time to join us as we set out to make the connected home a truly smart home.

The Atmos Team


The Future of the Smart Home
start engine
atmos
Learn More

Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Atmos has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Atmos be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Smart Home Market Sees Triple-Digit Growth

about 2 months ago

With 2017 in the books, Forbes is reporting greater than 100% year over year growth in the smart home space. This is more great news for Atmos Home investors as we get closer to our first product release! What better time to join the Atmos team by investing in this truly revolutionary technology:

https://www.startengine.com/atmos

Stay tuned for major updates coming in the following weeks.

Cheers,

The Atmos Team

Atmos Release Picked Up by Major Media Outlets

2 months ago

As we raise awareness and prepare to launch orders for the Atmos Smart Home Control System, multiple high-profile sources have picked up an Atmos press release announcing our smart home products - Digital Journal, Nasdaq, Morningstar, and others:

http://www.digitaljournal.com/pr/3619716

http://www.nasdaq.com/press-release/introducing-the-atmos-smart-home-control-system--the-voiceactivated-touchscreen-control-that-20180111-00652

http://news.morningstar.com/all/access-wire/ASWAccesswire485796MSN/introducing-the-atmos-smart-home-control-system-the-voice-activated-touchscreen-control-that-finally-simplifies-the-smart-home.aspx

Exciting news as we get closer to launching the Atmos System! We would like to thank all Atmos investors so far, and look forward to welcoming many more of you to the Atmos team!

Best,

The Atmos Team

2018 Will be the Year of the Smart Home

3 months ago

The numbers are in and smart home device sales were off the charts this holiday season. With that, more and more people are now experiencing the frustration that comes with owning a few smart devices - as Techradar notes the smart home needs to wise up in 2018.

At Atmos Home we want to make your smart home function the way you envisioned that it should - without the frustration. We're excited to announce that our StartEngine campaign has reached over 500% of our initial funding goal and we've extended the deadline due to popular demand! We couldn't be more excited that so many have chosen to join us on our mission to unify the smart home, and we look forward to many more of you joining us in what we believe will be a hugely successful endeavor:

https://www.startengine.com/atmos

VIDEO TRANSCRIPT (Exhibit D)

[MUSIC]

Atmos Smart Home Control

[FEMALE DOING LAUNDRY]

[DOOR BELL RINGS]

Female: "Atmos, show me the front door."

[VIDEO FROM SMART DOORBELL APPEARS ON ATMOS SCREEN, MAN AT DOOR WAVES]

Highlight - Connect your smart devices

Female: "Hey, Dad. Let me unlock the door for you."

[FEMALE TOUCHES UNLOCK BUTTON ON ATMOS TOUCHSCREEN AND DOOR UNLOCKS ALLOWING THE FATHER TO ENTER]

Highlight - Control Lights, Climate, and Security.

Highlight - Control your entertainment.

[FEMALE CONTROLS MUSIC ON ATMOS TOUCHSCREEN]

[FEMALE IN KITCHEN PREPARING DINNER, FOLLOWING RECIPE ON THE ATMOS SCREEN]

Female: "Atmos, preheat oven to 350."

Highlight - Even smart appliances.

[OVEN PREHEATS TO 350 DEGREES]

Compatible with:

SmartThings, Nest, Sonos, Somfy,

MyQ, Fibaro, Logitech Harmony, WeMo, IFTTT,

Insteon, LIFX, LightwaveRF, Philips Hue, Vera,

Lutron, microBees, Chamberlain, Wink,

Spotify, Uber, Lyft, Apple TV, Roku,

DirecTV, Dish, HomeSeer, Amazon FireTV.

[FEMALE GOING TO BED]

Female: "Atmos, shut the house down for the night."

[ATMOS LOCKS ALL FRONT/SIDE DOORS AND CLOSES GARAGE DOOR]

Female: "Atmos, lights off."

[LIGHTS IN BEDROOM AND LIVING ROOM TURN OFF]

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.